SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated July 25, 2018 between
ETF SERIES SOLUTIONS
and
Defiance ETFs, LLC

Fund	Rate
Defiance Quantum ETF	0.40%
Defiance Connective Technologies ETF	0.30%
Defiance Drone and Modern Warfare ETF	0.69%
Defiance Retail Kings ETF	0.79%
Defiance GRNY Option Income ETF	0.85%
Defiance NUKZ Option Income ETF	0.85%
Defiance BMNR Option Income ETF	0.85%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of December 10, 2025.

ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A
By: /s/ Noelle-Nadia A. Filali Name: Noelle-Nadia A. Filali Title: Assistant Secretary
APTUS CAPITAL ADVISORS, LLC By: /s/ David Hanono Name: David Hanono Title: CFO